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                               June 4, 2024

       Hezron Lopez
       Executive Vice President
       WillScot Mobile Mini Holdings Corp.
       4646 E. Van Buren Street, Suite 400
       Phoenix, Arizona 85008

                                                        Re: WillScot Mobile
Mini Holdings Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 20, 2024
                                                            File No. 333-278544

       Dear Hezron Lopez:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 20, 2024

       Exhibit 5.1 Opinion of Allen Overy Shearman Sterling US LLP regarding the validity of
       WillScot Mobile Mini Common Stock being registered

   1. Please have legal counsel revise its opinion to permit reliance on the opinion by investors.
                                                        In this regard, we note
the limitation on reliance contained in the final paragraph of the opinion. For guidance,
please refer to Section II.B.3.d of Staff Legal Bulletin No. 19
                                                        (October 14, 2011),
which is available on our website.
       Exhibit 8.1 Opinion of Allen Overy Shearman Sterling US LLP as to certain tax matters
       Exhibit 8.2 Opinion of Morrison & Foerster LLP as to certain tax matters

   2. Please have each legal counsel revise its opinion to state that the relevant tax disclosure in the prospectus is the
opinion of counsel. For guidance, please refer to Sections III.B.2 and
                                                        II.C.2 of Staff Legal
Bulletin No. 19.
 Hezron Lopez
WillScot Mobile Mini Holdings Corp.
June 4, 2024
Page 2

       Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any questions.



                                                        Sincerely,
FirstName LastNameHezron Lopez
                                                        Division of Corporation
Finance
Comapany NameWillScot Mobile Mini Holdings Corp.
                                                        Office of Trade &
Services
June 4, 2024 Page 2
cc:       Jeffrey J. Pellegrino
FirstName LastName